Exhibit (a)(35)
Message Regarding the Group Tender Offer
Dear Colleagues:
Yesterday, Lafarge S.A. issued a press release reporting that it will amend its tender offer by increasing the price per share to $85.50 and extending the deadline to May 12, 2006. Lafarge S.A. will be mailing information to shareholders concerning the revised offer next week. You can read their press release here.
We expected Lafarge S.A. to release this information. Following the amendment of the tender offer by Lafarge S.A. early next week, the Special Committee will announce its official recommendation and we will file the appropriate disclosures with the Securities and Exchange Commission. I appreciate your patience while we complete these steps in the process and await further information from Lafarge S.A.
As I said when the tender offer was launched, regardless of its outcome, the fundamentals of our business will not change as a result of this transaction. LNA has evolved and changed a lot over our history. We have been part of the Lafarge Group since the beginning, and we share the same values, culture and commitment to performance excellence. I am confident in our future success and look forward to the exciting opportunities before us.
Most sincerely,
Philippe Rollier
President & CEO